EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL WINS CONTRACT TO SECURE 200+ Km OF PIPELINE
WITH LONG RANGE FIBER OPTIC SENSOR

YAHUD, Israel – August 17, 2015 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that it has received an order to secure 200+ km of buried pipeline with its fiber optic sensor system.

The system is based on Magal’s state-of-the-art COTDR long range fiber solution, which uses standard single mode communication fiber to detect any attempt to dig close to the pipeline – be it for terror or criminal tapping.

Saar Koursh, CEO of Magal S3, commented: “I am very proud of this order as it is a major win for our fiber business, resulting from many demos, trials, proofs of concept and smaller projects. We have managed to mature our solution, extend the maximum coverage range and put ourselves ahead of the competition.”

“We are now successful to expand our business into a new market for Magal, pipeline security, alongside with a few prestigious other technology players. This is an emerging market with a potential size of tens of thousands of kilometers”, added Mr. Koursh.

About the ranging fiber solution

Our ranging fiber optic sensor is based on a standard single mode fiber optic cable buried along a pipeline with a processor that can cover tens of kilometers, and detect digging close to the pipeline with accurate location within 10 meters.

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com